Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement of Tarantella, Inc. and its subsidiaries (the “Company”) on the Post-Effective Amendment No. 1 Form S-1 of our report dated December 27, 2004 relating to the consolidated financial statements of the Company as of September 30, 2004 and 2003, and for each of the three years in the period ended September 30, 2004 (which expresses an unqualified opinion and includes an explanatory paragraph regarding a going concern uncertainty), appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

December 27, 2004